

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 6, 2013

Via E-mail
Dmitrijs Podlubijs
President
US Parts Online Inc.
2360 Corporate Circle Suite 400
Henderson, NV 89074

> **Re: US Parts Online Inc.**
> **Amendment No. 5 to the Registration Statement on Form S-1**
> **Filed April 22, 2013**
> **File No. 333-179765**

Dear Mr. Podlubijs:

We have reviewed your response to our letter dated March 18, 2013 and have the following additional comments.

Prospectus Summary, page 6

1. You state here and elsewhere in the prospectus that you earned a "profit" from the sale of certain auto parts. Please revise to clarify that the amount disclosed is a gross profit.

Description of Business, page 33

General, page 33

2. We note your response to prior comment 2 and reissue in part. Please clarify, if true, that you are currently operating your business from Finland. In addition, please disclose whether you currently have office space in Finland from which you are operating your business.

Financial Statements

Condensed Balance Sheets, page 64

3. We note your disclosure on page 29 stating that you used the $3,000 deposit for the salvaged car on March 5, 2013 to ship that car to your customer. We also note that your February 28, 2013 interim balance sheet does not present a balance for the deposit and the statement of operations for the three month ended February 28, 2013 presents revenues of $15,000 from what appears to be the sale of this salvaged car. Please tell us

why it is appropriate to recognize revenue from the sale of the salvaged car for the three months ended February 28, 2013 in light of your disclosure that the car was shipped to your customer on March 5, 2013. If the $15,000 of revenue is not from the sale of the salvaged car, please tell us, and disclose in the filing, the product sold that generated the revenue.

You may contact Patrick Kuhn at (202) 551-3308 or Lyn Shenk, Accounting Branch Chief, at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3755 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief